Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Proxy Statement of Viasystems Group, Inc. that is made a part of the Registration Statement (Form S-4 No. 333-            ) and related Prospectus of TTM Technologies, Inc. for the registration of approximately 15,800,000 shares of its common stock, and to the incorporation by reference therein of our reports dated February 14, 2014, with respect to the consolidated financial statements of Viasystems Group, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Viasystems Group, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

October 23, 2014